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------                                                                                               -------------------------------
FORM 5                                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                      OMB APPROVAL
------                                            WASHINGTON, D.C. 20549                             -------------------------------
                                                                                                      OMB Number          3235-0362
|_| Check box if no                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP              Expires:     December 31, 2001
    longer subject                                                                                    Estimated average burden
    to Section 16.        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,     hours per response........1.0
    Form 4 or Form 5           Section 17(a) of the Public Utility Holding Company Act of 1935       -------------------------------
    obligations may               or Section 30(f) of the Investment Company Act of 1940
    continue.  See
    Instruction 1(b)

|_| Form 3 Holdings Reported

|X| Form 4 Transactions Reported

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1.Name and Address of Reporting Person*  2.Issuer Name AND Ticker or Trading Symbol  6.Relationship of Reporting Person(s) to Issuer
                                                                                                (Check all applicable)
 Cranberg     Alexis          M.           Brigham Exploration Company (BEXP)             X  Director             10% Owner
------------------------------------------------------------------------------------     ---                  ---
 (Last)      (First)        (Middle)     3.IRS Identification      4.Statement for           Officer (give        Other (Specify
                                           Number of Reporting       Month/Year          ---  title below)    ---         below)
                                           Person, if an entity
 c/o Aspect Management Corp.,              (Voluntary)              December 31, 2000
 511 16th Street, Suite 300                                                                   ---------------------------------
-----------------------------------------                          ----------------------------------------------------------------
                (Street)                                           5.If Amendment,   7.Individual or Joint/Group Reporting
                                                                     Date of                    (Check applicable line)
                                                                     Original             X  Form filed by One Reporting Person
 Denver         Colorado       80202                                (Month/Year)        ---
-----------------------------------------                                                    Form filed by More than One
(City)          (State)        (Zip)                                                     --- Reporting Person
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
                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of Security    2.Trans-   3.Trans-       4.Securities Acquired (A)      5.Amount of        6.Ownership        7.Nature of
  (Instr. 3)             action     action         or Disposed of (D)             Securities         Form:              Indirect
                         Date       Code           (Instr. 3, 4 and 5)            Beneficially       Direct (D)         Beneficial
                         (Month/    (Instr. 8)   -------------------------------  Owned at end       or                 Ownership
                          Day/                                                    of Issuer's        Indirect (I)       (Instr. 4)
                          Year)                      Amount  (A) or    Price      Fiscal Year        (Instr. 4)
                                                             (D)                  (Instr. 3 and 4)
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Common Stock            2/22/00    P4(1)            487,805   A       $2.0525        487,805             I              By Aspect
                                                                                                                        Resources
                                                                                                                        LLC
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* If the form is filed by more than one reporting person, see instruction 4(b)(v).

                                   Potential persons who are to respond to the collection of information
                                   contained in this form are not required to respond unless the form                         (Over)
                                   displays a currently valid OMB control number.                                    SEC 2270 (3-99)
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


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
FORM 5 (continued)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative  2. Conver-    3. Trans-   4. Trans-    5. Number of       6. Date Exer-   7. Title and Amount  8. Price
   Security (Instr.3)      sion or       action      action       Derivative         cisable and     of Underlying        of
                           Exercise      Date        Code         Securities         Expiration      Securities           Deriv-
                           Price of      (Month/     (Instr. 8)   Acquired (A)       Date            (Instr. 3 and 4)     ative
                           Deriv-        Day/                     or                 (Month/Day/                          Secur-
                           ative         Year)                    Disposed of (D)    Year)                                ity
                           Security                               (Instr. 3, 4,                                           (Instr. 5)
                                                                  and 5)
                                                               --------------------------------------------------------
                                                                                  Date     Expira-           Amount or
                                                                  (A)      (D)    Exer-    tion      Title   Number of
                                                                                  cisable  Date              Shares
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Director Stock Option      $4.47        12/31/00       A          500              (2)     12/31/07  Common     500
(right to buy)                                                                                       Stock
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Warrant (right to buy    $2.5656        2/22/00       P4(1)    162,602           2/22/00   2/22/03   Common   162,602
common stock)                                                                                        Stock
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
1. Title of Derivative     9. Number of         10. Ownership         11. Nature of
   Security (Instr. 3)        Derivative            Form of               Indirect
                              Securities            Derivative            Beneficial
                              Beneficially          Security:             Ownership
                              Owned at End          Direct (D) or         (Instr. 4)
                              of Year               Indirect (I)
                              (Instr. 4)            (Instr. 4)
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Director Stock Option            500                    D
(right to buy)
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Warrant (right to buy          162,602                  I               By Aspect
common stock)                                                           Resources LLC
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Explanation of Responses:

(1)  Aspect Resources LLC purchased 487,805 shares of common stock and 162,602 warrants to purchase common stock from the
Company on 2/22/00, pursuant to the terms of a Securities Purchase and Registration Rights Agreement by and among the Company and
GAP Coinvestment Partners II, L.P., Special Situations Private Equity Fund, L.P. and Aspect Resources LLC, dated 2/22/00.
Alexis Cranberg is President of Aspect Management Corp., the manager of Aspect Resources LLC.  Mr. Cranberg disclaims beneficial ownership of shares and warrants owned by Aspect Resources LLC except to the extent of his pecuniary interest therein.
(2)  The options vest in five equal annual installments beginning on December 31, 2001.


                                                                                   /s/Alexis M. Cranberg          February 14, 2001
** Intentional misstatements or omissions of facts                               -------------------------------  -----------------
   constitute Federal Criminal Violations.                                       **Signature of Reporting Person       Date
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this
form are not required to respond unless the form displays a currently valid OMB number.                                       Page 2

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